

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2012

<u>Via E-mail</u>
Mr. Dominic Ng
Chairman and Chief Executive Officer
East West Bancorp Inc.
135 North Los Robles Ave., 7th Floor
Pasadena, California 91101

  Re: **East West Bancorp Inc.**
         Form 10-K for the fiscal year ended December 31, 2010, filed March 1, 2011
         File No. 000-24939

Dear Mr. Ng:

We have completed our review of your filings as of March 26, 2012. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Todd K. Schiffman

Todd K. Schiffman
Assistant Director